UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                 TRIAD PARK LLC
                                 --------------
                                (Name of Issuer)

               Limited Liability Company Membership Interests
               ----------------------------------------------
                         (Title of Class of Securities)

                                  895914109
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                      Richard C. Blum & Associates, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                 -------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 August 12, 1997
                                 ---------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 11


CUSIP NO. 895914109              SCHEDULE 13D                     Page 2 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS*                                         See Item 3 below

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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.0%**

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14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 895914109              SCHEDULE 13D                     Page 3 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,998,158**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.0%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 895914109              SCHEDULE 13D                     Page 4 of 11

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              ###-##-####
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                         See Item 3 below

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                            80,357**

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,998,158**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                       80,357**

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,998,158**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,078,515**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                10.4%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 895914109              SCHEDULE 13D                     Page 5 of 11

Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to the Limited Liability Company Interests ("the Interests"), no par value, of Triad Park LLC, ("the Company"). The principal executive office and mailing address of the Company is 3055 Triad Drive, Livermore, California 94550.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed by Richard C. Blum & Associates, L.P., a California limited partnership ("RCBA L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. (collectively, the "Reporting Persons").

RCBA L.P. is a California limited partnership whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA L.P. is a registered investment adviser with the Securities and Exchange Commission and with the State of California. The sole general partner of RCBA L.P. is RCBA Inc. The Interests were acquired on behalf of three limited partnerships of which RCBA L.P. is the general partner.

The principal business office address of RCBA L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum       909 Montgomery St.       USA        President & Chairman
President, Chairman   Suite 400                           RCBA L.P.
and Director          San Francisco, CA 94133

Nils Colin Lind       909 Montgomery St.       Norway     Managing Director
Managing Director     Suite 400                           RCBA L.P.
and Director          San Francisco, CA 94133

Jeffrey W. Ubben      909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           of Investments,
of Investments        San Francisco, CA 94133             RCBA L.P.

Murray A. Indick      909 Montgomery St.       USA        Managing Director
Managing Director,    Suite 400                           and General Counsel,
General Counsel and   San Francisco, CA 94133             RCBA L.P.
Secretary



CUSIP NO. 895914109              SCHEDULE 13D                     Page 6 of 11

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

George F. Hamel, Jr.  909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           of Marketing,
of Marketing          San Francisco, CA 94133             RCBA L.P.

Marc T. Scholvinck    909 Montgomery St.       USA        Managing Director
Managing Director     Suite 400                           and Chief Financial
and Chief Financial   San Francisco, CA 94133             Officer,
Officer                                                   RCBA, L.P.

Thomas L. Kempner     40 Wall Street           USA        Chairman, Loeb
Director              New York, NY 10005                  Partners Corporation,
                                                          Investment Banking
                                                          Business

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the Interests held by RCBA L.P.'s limited partnerships was the working capital of those limited partnerships.

Item 4.  Purpose of Transaction
-------------------------------

The purpose of the acquisition of the Interests was for investment, and the acquisitions of the Interests by each of the limited partnerships were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

On August 11, 1997, the Reporting Persons decided to propose to acquire all of the assets or stock of the Company and submitted a written indication to the Company of the material terms and conditions upon which the Reporting Persons would be willing to proceed. On August 12, 1997, the Company responded to the August 11, 1997 proposal. The Reporting Persons are requesting, under the Commission's rules, that the Commission keep confidential the August 11 and August 12 writings. The Reporting Persons are considering a further response to the August 12 writing from the Company and may continue to be interested in acquiring control or the assets of the Company on acceptable economic terms.



CUSIP NO. 895914109              SCHEDULE 13D                     Page 7 of 11

In addition to the foregoing, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Interests or dispose of any or all of its Interests depending upon an ongoing evaluation of the investment in the Interests, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more interestholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Company's Form 10-SB filed with the Securities and Exchange Commission on June 20, 1997, there were 19,907,195 Interests outstanding. Based on such information, the Reporting Persons report direct holdings of 1,998,158 Interests on behalf of its partnerships, which represents 10.0% of the outstanding Interests.

Voting and investment power concerning the above Interests are held solely by RCBA L.P. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 1,998,158 Interests, which is 10.0% of the outstanding Interests. As the sole general partner of RCBA L.P., RCBA Inc. is deemed the beneficial owner of the Interests over which RCBA L.P. has voting and investment power.

As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the Interests beneficially owned by RCBA Inc. In addition, Mr. Blum has sole beneficial ownership of 14,000 Interests. Mr. Blum is also the beneficial owner of 66,357 shares by virtue of his one-third equity ownership in 3055 Management Corp. which owns Interests equal to 1% of total Interests outstanding. If Mr. Blum were deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc., he would own beneficially an aggregate of 2,078,515 Interests, which is 10.4% of total Interests outstanding. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc. is, for any purpose, the beneficial owner of any of the Interests that are beneficially owned by RCBA Inc.



CUSIP NO. 895914109              SCHEDULE 13D                     Page 8 of 11

(c) The following table sets forth the Reporting Persons' transactions in the Interests. All transactions were private transactions.

             Acquired (A)
             Purchased (P)
Trade Date   Sold (S)        Shares    Price/Share
----------   -------------   -------   -----------
2/27/97      (A) (i)         1,998,158    $0.625
2/27/97      (A) (i)            14,000    $0.625
2/27/97      (A) (i)            66,357    $0.625
5/16/97      (S) (ii)          940,956    $0.625
5/16/97      (S) (ii)          170,155    $0.625
5/16/97      (P) (ii)          166,756    $0.625
5/16/97      (P) (ii)           30,155    $0.625
5/16/97      (P) (ii)          414,656    $0.625
5/16/97      (P) (ii)          110,200    $0.625
5/16/97      (P) (ii)           34,344    $0.625
5/16/97      (P) (ii)          260,100    $0.625
5/16/97      (P) (ii)           14,500    $0.625
5/16/97      (P) (ii)           80,400    $0.625

(i) The Interests were acquired in private transactions in connection with the spin-off by Cooperative Computing, Inc. (formerly known as Triad Systems Corporation ("Triad")) of the Company to the shareholders of record of Triad as of February 26, 1997.

(ii) The Interests were transferred in a privately-negotiated transaction consummated on May 16, 1997; however, the transfer agent may or may not yet have recorded such transfer.

(d) and (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
------------------------------------------------------------------------------

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship with respect to any Interests of the Company, including but not limited to the transfer or voting of any Interests of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as previously disclosed.



CUSIP NO. 895914109              SCHEDULE 13D                     Page 9 of 11

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Item          Description
----          -----------

Exhibit A     Joint Filing Undertaking.

Exhibit B     Letter dated August 11, 1997
              from Richard C. Blum, President,
              Richard C. Blum & Associates, L.P.
              to James R. Porter, Board Member,
              Triad Park, LLC [Confidential
              Treatment is being requested from
              the U.S. Securities & Exchange
              Commission]

Exhibit C     Letter dated August 12, 1997 from
              James R. Porter, Board Member,
              Triad Park, LLC to  Richard C. Blum,
              President, Richard C. Blum & Associates, L.P.
              [Confidential Treatment is being requested from the U.S. Securities & Exchange
              Commission]



CUSIP NO. 895914109              SCHEDULE 13D                    Page 10 of 11

                                  SIGNATURES

After reasonable inquiry and to the best or our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  August 14, 1997

RICHARD C. BLUM & ASSOCIATES, L.P.    RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director                     Managing Director, General Counsel
    and General Counsel                   and Secretary




                                      /s/ Marc T. Scholvinck
                                      ---------------------------------------
                                      RICHARD C. BLUM

                                      By  Marc T. Scholvinck, Attorney-in-Fact


CUSIP NO. 72813P-10-0            SCHEDULE 13D                    Page 11 of 11

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  August 14, 1997

RICHARD C. BLUM & ASSOCIATES, L.P.    RICHARD C. BLUM & ASSOCIATES, INC.


By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Managing Director                     Managing Director, General Counsel
    and General Counsel                   and Secretary




                                      /s/ Marc T. Scholvinck
                                      ---------------------------------------
                                      RICHARD C. BLUM

                                      By  Marc T. Scholvinck, Attorney-in-Fact